African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

082-01856

07027956

October 31, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on October 31, 2007. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Administration

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

/jn
enclosure

11/15

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

October 31, 2007

AFRICAN METALS REPORTS MANAGEMENT CHANGES

VANCOUVER, BC – Klaus Eckhof, the President of African Metals Corporation (TSXV: AFR) is pleased to announce that Nigel Ferguson and Carl Verley have been appointed to the Board of Directors of the Company.

Nigel Ferguson BSc (AusIMM) is a geologist with over 22 years experience in the exploration and definition of precious and base metal mineral resources. He has extensive experience working in overseas locations including Saudi Arabia, South East Asia, Central America and Africa. He has held several senior technical management roles, including Ashanti Goldfield's country manager for Tanzania where he was instrumental in assessing the now multi million ounce Geita Gold Project for acquisition by Ashanti. Currently he is the Chief Executive Officer of Condor Resources plc, an AIM listed exploration company with a focus on the exploration and development of gold and silver resources within Central America. Mr. Ferguson also serves on the board of Burey Gold Ltd (ASX) as a non executive Director.

Carl Verley, P.Geo. (BC and Ontario) is a geologist of over thirty years mineral exploration experience in a variety of areas worldwide. He was a part of the team that discovered the Silvertip Ag-Pb-Zn deposit in northern B.C., the Logan Zn-Ag-Sn deposit in Yukon and the 5034 diamondiferous kimberlite of Mountain Province Diamonds in the NWT. Mr. Verley is currently on the boards of Toronto listed companies: Mountain Province Diamonds Inc. and La Plata Gold Corp.

The Company also wishes to announce that Willis W. Osborne has decided to step down as CEO and as a director of the Company in order to concentrate on his duties as President of Great Quest Metals Ltd. (TSXV: GQ) and its gold exploration properties in Mali. Also, Michael F. Bolton and Mahamadou Keita have resigned as directors of the Company. Management wishes to thank these gentlemen for their contribution to the Company over the years. In addition, James L. Harris, a Vancouver securities lawyer, has been appointed corporate secretary.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Klaus Eckhof"

Klaus Eckhof
President

END